Dreyfus Premier Municipal Bond Fund

SEMIANNUAL REPORT October 31, 2005



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Municipal Bond Fund, covering the six-month period from May 1, 2005, through October 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's co-portfolio managers, James Welch and W. Michael Petty.

Although tax-exempt bond yields recently started creeping upward, they generally held much of their value during the reporting period, as long-term bond yield spreads remained relatively narrow compared to short-term bond yields — despite historical norms. Low inflation expectations among U.S. investors, improving fiscal conditions among many municipalities and robust investor demand appear to have helped longer-term municipal bond prices withstand the potentially eroding effects of rising short-term interest rates.

As the end of 2005 approaches, some economists have suggested that the U.S. economy may be reaching an inflection point. Investors' reactions to a change in leadership at the Federal Reserve Board, coupled with the potential effects of higher fuel prices on consumer spending, may set the tone for the financial markets in 2006. As always, we encourage you to talk with your financial advisor about the investment strategies and specific portfolio allocations that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2005



DISCUSSION OF FUND PERFORMANCE

James Welch and W. Michael Petty, Portfolio Managers

How did Dreyfus Premier Municipal Bond Fund perform relative to its benchmark?

For the six-month period ended October 31, 2005, the fund achieved total returns of 0.89% for Class A shares, 0.71% for Class B shares, 0.52% for Class C shares and 0.92% for Class Z shares.[1] The Lehman Brothers Municipal Bond Index, the fund's benchmark, achieved a total return of 0.59% for the same period.[2] In addition, the fund is reported in the Lipper General Municipal Debt Funds category, and the average total return for all funds reported in the category was 0.43% for the reporting period.[3]

We attribute the fund's performance to the resiliency of longer-term bond prices in a rising interest-rate environment, which we attribute to low inflation expectations and robust investor demand. The fund produced higher returns than its benchmark and Lipper category average, primarily due to relatively strong income from its seasoned, core holdings.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environments. We may also look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

The fund was influenced during the reporting period by higher short-term interest rates and low inflation in a moderately growing U.S. economy. As part of its ongoing credit tightening campaign, the Federal Reserve Board (the "Fed") increased the overnight federal funds rate four times during the reporting period, driving it from 2.75% to 3.75%. On November 1, just one day after the reporting period's close, the Fed acted again, hiking the federal funds rate to 4%. Contrary to historical norms, however, yields of longer-term bonds failed to rise along with interest rates for most of the reporting period, partly due to persistently low inflation expectations among investors. As a result, prices of longer-term municipal bonds held up remarkably well as yield differences between shorter- and longer-term securities narrowed.

In addition, municipal bonds benefited from robust investor demand, including purchases by hedge funds, insurance companies and other "non-traditional" investors attracted by the market's generous after-tax returns. While the supply of newly issued bonds rose toward record levels during the reporting period, the additional issuance volume was easily absorbed by income-oriented investors, helping to support tax-exempt bond prices further.

The fund continued to receive attractive levels of current income from its core holdings of seasoned municipal bonds, most of which were purchased during a market environment offering higher yields than are available today. In addition, the fund's returns were supported by our de-emphasis of shorter-term securities; instead, we focused on bonds with maturities of 20 years or more. The fund also benefited when a number of its premium-priced holdings were "pre-refunded" by issuers seeking to reduce their borrowing costs. Finally, the fund's higher-yielding holdings, including tax-exempt bonds backed by health care facilities and the states' settlement with tobacco companies, made relatively strong contributions to the fund's performance.

What is the fund's current strategy?

In the wake of stronger-than-expected economic data, the Fed recently signaled its intention to raise short-term interest rates higher than many analysts previously expected, and longer-term bond yields began to rise. This suggests to us that returns from municipal bonds over the foreseeable future are likely to be derived primarily from income. Accordingly, we have maintained a relatively cautious investment posture, including a focus on income-oriented, premium-priced securities that historically have held more of their value during market setbacks.

November 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figure provided for Class Z shares reflects the absorption of certain expenses by The Dreyfus Corporation pursuant to an agreement in effect until at least April 30, 2006. Had these expenses not been absorbed, the return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Municipal Bond Fund from May 1, 2005 to October 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2005

	Class A	Class B	Class C	Class Z
Expenses paid per $1,000†	$ 4.61	$ 7.18	$ 8.29	$ 3.95
Ending value (after expenses)	$1,008.90	$1,007.10	$1,005.20	$1,009.20

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2005

	Class A	Class B	Class C	Class Z
Expenses paid per $1,000†	$ 4.63	$ 7.22	$ 8.34	$ 3.97
Ending value (after expenses)	$1,020.62	$1,018.05	$1,016.94	$1,021.27

† *Expenses are equal to the fund's annualized expense ratio of .91% for Class A, 1.42% for Class B, 1.64% Class C and .78% for Class Z Shares; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2005 (Unaudited)

Long-Term Municipal Investments—95.4%	Principal Amount ($)	Value ($)
Alabama—2.0%		
Jefferson County:		
Limited Obligation School Warrants		
5.25%, 1/1/2020	5,000,000	5,257,100
Sewer Revenue (Capital Improvement Warrants)		
5.125%, 2/1/2009	4,000,000 [a]	4,246,000
University of Alabama, HR		
5.75%, 9/1/2020 (Insured; MBIA)	3,000,000	3,265,680
Arizona—.4%		
Arizona School Facilities Board, Revenue		
(State School Improvement) 5.25%, 7/1/2012	2,500,000 [a]	2,721,575
Arkansas—1.3%		
Independence County, PCR		
(Entergy Arkansas Inc.) 5%, 1/1/2021	3,000,000	3,046,560
Lake Hamilton, School District Number 005		
(Capital Improvement)		
5.50%, 4/1/2029 (Insured; AMBAC)	4,600,000	4,796,098
California—11.1%		
California:		
5.625%, 5/1/2018	5,550,000	5,995,443
5.625%, 5/1/2020	5,715,000	6,173,686
California Department of Water Resources,		
Power Supply Revenue:		
6%, 5/1/2015	6,000,000	6,792,780
5.375%, 5/1/2018 (Insured; AMBAC)	5,280,000	5,704,723
California Educational Facilities Authority, Revenue		
(University of Southern California)		
5%, 10/1/2033	5,000,000	5,135,350
California Pollution Control Financing Authority, PCR		
8.348%, 6/1/2014	6,355,000 [b,c]	8,131,032
California Public Works Board, LR		
(Department of Corrections—Corcoran II)		
5.50%, 1/1/2017 (Insured; AMBAC)	5,000,000	5,118,950
Foothill/Eastern Transportation Corridor Agency,		
Toll Road Revenue 6%, 1/1/2007	5,000,000 [a]	5,170,750
Golden State Tobacco Securitization Corp.,		
Tobacco Settlement Revenue (Asset Backed):		
7.875%, 6/1/2042	1,170,000	1,429,260
7.90%, 6/1/2042 (LOC; Bank of New York)	1,690,000	2,067,191
5%, 6/1/2045	5,500,000	5,518,480

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
Lincoln, Special Tax (Community Facilities District Number 2003-1) 6%, 9/1/2034	3,500,000	3,708,985
Los Angeles Unified School District 5.25%, 7/1/2020 (Insured; FSA)	4,000,000	4,313,400
Port Oakland, Revenue 5.50%, 11/1/2020 (Insured; FGIC)	4,085,000	4,353,956
Colorado−5.8%		
Broomfield City and County, COP (Open Space Park and Recreation Facilities) 5.50%, 12/1/2020 (Insured; AMBAC)	1,000,000	1,076,540
Colorado Educational and Cultural Facilities Authority, LR (Community Colleges of Colorado) 5.50%, 12/1/2021 (Insured; AMBAC)	1,100,000	1,196,943
Colorado Housing Finance Authority:		
7.15%, 10/1/2030 (Collateralized; FHA)	95,000	97,984
6.60%, 8/1/2032 (Collateralized; FHA)	4,120,000	4,259,956
Denver City and County, Airport Revenue 6%, 11/15/2017 (Insured; AMBAC)	5,000,000	5,429,600
E-470 Public Highway Authority, Revenue 5.75%, 9/1/2035 (Insured; MBIA)	5,500,000	6,072,990
Lakewood, MFHR (Insured Mortgage Loan) 6.70%, 10/1/2036 (Collateralized; FHA)	5,000,000	5,104,850
Northwest Parkway Public Highway Authority, Revenue:		
Zero Coupon, 6/15/2027 (Insured; AMBAC)	6,125,000	1,817,349
7.125%, 6/15/2041	8,250,000	8,897,295
Wheatlands Metropolitan District Number 2, GO:		
6%, 12/1/2035	1,000,000	1,001,660
6.125%, 12/1/2035	1,500,000	1,502,475
Connecticut−4.2%		
Connecticut:		
8.117%, 6/15/2011	4,000,000 b,c	4,732,800
7.617%, 12/15/2015	3,700,000 b,c	4,600,432
Connecticut Health and Educational Facilities Authority, Revenue:		
(Saint Francis Hospital and Medical Center) 5.50%, 7/1/2017 (Insured; Radian)	4,040,000	4,321,911
(University of Hartford) 5.625%, 7/1/2026 (Insured; Radian)	4,345,000	4,659,752

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Connecticut (continued)		
Mashantucket Western Pequot Tribe, Special Revenue 5.75%, 9/1/2027	8,000,000 c	8,213,360
District of Columbia−1.1%		
Washington Convention Center Authority, Dedicated Tax Revenue (Senior Lien) 5%, 10/1/2021 (Insured; AMBAC)	6,500,000	6,757,205
Florida−.4%		
Highlands County Health Facilities Authority, Revenue (Adventist/Sunbelt) 6%, 11/15/2031	2,500,000	2,680,500
Georgia−2.0%		
Atlanta and Fulton County Recreation Authority, Revenue (Downtown Arena Public Improvement) 5.375%, 12/1/2026 (Insured; MBIA)	2,180,000	2,280,476
College Park Business and Industrial Development Authority, Revenue (Civic Center) 5.75%, 9/1/2026 (Insured; AMBAC)	4,250,000	4,692,765
Georgia 5.25%, 7/1/2017	5,000,000	5,385,750
Illinois−4.0%		
Carol Stream, First Mortgage Revenue (Windsor Park Manor) 6.50%, 12/1/2007	1,115,000	1,151,739
Chicago, SFMR 6.45%, 9/1/2029 (Collateralized: FHLMC, FNMA and GNMA)	2,970,000	3,083,246
Chicago O'Hare International Airport, Special Facilities Revenue (American Airlines Inc. Project) 8.20%, 12/1/2024	4,500,000	3,818,565
Illinois Development Finance Authority, Revenue (Community Rehabilitation Providers Facility):		
8.75%, 3/1/2010	107,000	107,773
8.25%, 8//1/2012	216,484	190,500
Illinois Educational Facilities Authority, Revenues:		
(Chicago University)		
5.125%, 7/1/2038 (Insured; MBIA)	5,000,000	5,117,750
(Northwestern University)		
5%, 12/1/2038	2,500,000	2,538,925
Illinois Health Facilities Authority, Revenue (Residential Centers Inc.) 8.50%, 8/15/2016	4,000,000	4,004,400

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Illinois (continued)		
Metropolitan Pier and Exposition Authority, Dedicated State Tax Revenue (McCormick Place Expansion) 5.50%, 6/15/2023 (Insured; MBIA)	5,000,000	5,434,250
Kansas−.9%		
Wichita, HR (Via Christi Health System, Inc.):		
6.25%, 11/15/2019	2,000,000	2,191,300
6.25%, 11/15/2020	3,000,000	3,286,950
Kentucky−2.1%		
Mount Sterling, LR (Kentucky League of Cities Funding) 6.10%, 3/1/2018	5,500,000	6,354,425
Pendleton County, Multi-County LR (Kentucky Association of Counties Leasing Trust Program) 6.40%, 3/1/2019	6,000,000	7,104,660
Louisiana−.7%		
Louisiana Housing Finance Agency, SFMR (Home Ownership Program) 6.40%, 12/1/2030 (Collateralized: FNMA and GNMA)	3,155,000	3,237,566
Saint James Parish, SWDR (Freeport-McMoran Partnership) 7.70%, 10/1/2022	1,000,000	1,001,650
Maryland−.3%		
Maryland Energy Financing Administration, SWDR (Wheelabrator Water) 6.45%, 12/1/2016	2,100,000	2,180,136
Massachusetts−.9%		
Massachusetts Industrial Finance Agency, Revenue, Water Treatment (American Hingham) 6.95%, 12/1/2035	2,450,000	2,543,296
Route 3 North Transportation Improvement Association, LR 5.75%, 6/15/2017 (Insured; MBIA)	3,000,000	3,262,260
Michigan−5.1%		
Dearborn Economic Development Corp., HR (Oakwood Obligation Group) 5.875%, 11/15/2025 (Insured; FGIC)	4,950,000	5,058,058
Michigan Building Authority, Revenue (Residual Certificates) 8.04%, 10/15/2017	5,000,000 [b,c]	5,881,600

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Michigan (continued)		
Michigan Hospital Finance Authority, Revenue 7.344%, 11/15/2007	3,225,000 b,c	3,466,940
Michigan Strategic Fund, SWDR (Genesee Power Station Project) 7.50%, 1/1/2021	8,025,000	7,972,918
Pontiac Tax Increment Finance Authority, Tax Increment Revenue (Development Area Number 3) 6.25%, 6/1/2022	3,250,000	3,509,253
Romulus Economic Development Corp., EDR (HIR Limited Partnership) 7%, 11/1/2015	5,000,000	6,049,400
Minnesota—2.5%		
Chaska, Electric Revenue 6%, 10/1/2010	2,000,000 a	2,213,040
Minneapolis-Saint Paul Metropolitan Airports Commission, Subordinate Airport Revenue 5.25%, 1/1/2032	3,000,000	3,120,300
Minnesota Housing Finance Agency, Single Family Mortgage 5.95%, 1/1/2017	645,000	650,257
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project) 6%, 11/15/2035	9,000,000	9,615,420
Missouri—1.5%		
Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson Landing Project):		
5.375%, 12/1/2027	2,470,000	2,526,785
5%, 6/1/2035	2,500,000	2,505,550
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (Saint Anthony's Medical Center) 6.125%, 12/1/2019	4,000,000	4,297,000
Missouri Housing Development Commission, SFMR (Homeownership Loan Program) 6.30%, 9/1/2025 (Collateralized: FNMA and GNMA)	165,000	168,317
Mississippi—.5%		
Mississippi Home Corp., SFMR 6.95%, 12/1/2031 (Collateralized; GNMA)	3,065,000	3,192,228

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New Jersey−5.8%		
New Jersey Economic Development Authority, Revenue:		
7.094%, 6/1/2015 (Insured; AMBAC)	2,495,000 [b,c]	2,907,598
7.094%, 6/15/2016 (Insured; AMBAC)	2,495,000 [b,c]	2,907,598
6.25%, 9/15/2029	3,500,000	2,839,060
(School Facilities−Construction 2001):		
5.25%, 6/15/2011 (Insured; AMBAC)	10,000 [a]	10,827
5.25%, 6/15/2011 (Insured; AMBAC)	10,000 [a]	10,827
New Jersey Turnpike Authority, Turnpike Revenue:		
5.50%, 1/1/2010 (Insured; MBIA)	6,000,000 [a]	6,481,740
8.594%, 1/1/2011 (Insured; MBIA)	6,350,000 [b,c]	7,758,811
5%, 1/1/2035 (Insured; AMBAC)	3,000,000	3,076,740
Tobacco Settlement Financing Corp. of New Jersey:		
7%, 6/1/2041	5,000,000	5,853,150
(Asset Backed) 5.75%, 6/1/2032	4,780,000	4,969,288
New Mexico−1.1%		
Farmington, PCR		
(Public Service Co.−San Juan) 6.375%, 4/1/2022	1,430,000	1,520,576
Jicarilla Apache Nation, Revenue 5.50%, 9/1/2023	5,000,000	5,265,800
New York−5.3%		
New York City 5.50%, 3/15/2015	3,500,000	3,747,240
New York City Municipal Water Finance Authority,		
Water and Sewer Systems Revenue:		
6%, 6/15/2010	3,085,000 [a]	3,444,526
5%, 6/15/2037	5,000,000	5,131,550
New York Counties Tobacco Trust IV,		
Tobacco Settlement Pass−Through Bonds		
5%, 6/1/2042	5,000,000	4,762,400
New York Liberty Development Corp., Revenue		
(Goldman Sachs Headquarters Issue)		
5.25%, 10/1/2035	5,000,000	5,486,150
New York State Dormitory Authority, Revenues:		
(New York University) 6%, 7/1/2017 (Insured; MBIA)	3,500,000	4,113,305
(Rochester Institute of Technology)		
5.25%, 7/1/2024 (Insured; AMBAC)	3,345,000	3,575,872
(State University Educational Facilities)		
7.50%, 5/15/2013	2,500,000	3,065,150
North Carolina−2.5%		
Gaston County Industrial Facilities and Pollution		
Control Financing Authority, Exempt Facilities Revenue		
(National Gypsum Co. Project) 5.75%, 8/1/2035	2,500,000	2,592,500

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
North Carolina (continued)		
North Carolina Eastern Municipal Power Agency, Power Systems Revenue:		
7%, 1/1/2013	3,500,000	3,990,875
6.75%, 1/1/2026 (Insured; ACA)	5,000,000	5,487,200
North Carolina Medical Care Commission, Revenue (Housing Foundation Inc.):		
6.45%, 8/15/2020 (Insured; ACA)	1,000,000	1,094,710
6.625%, 8/15/2030 (Insured; ACA)	2,565,000	2,787,693
Ohio−6.7%		
Cincinnati, Water Systems Revenue:		
5%, 12/1/2020	2,420,000	2,533,764
5%, 12/1/2021	3,825,000	3,992,382
Cleveland-Cuyahoga County Port Authority, Revenue (Special Assessment/Tax Increment)		
7.35%, 12/1/2031	3,000,000	3,226,620
Columbus City School District, School Facilities Construction and Improvement		
5%, 12/1/2032 (Insured; FSA)	5,000,000	5,160,050
Cuyahoga County:		
Hospital Facilities Revenue (UHHS/CSAHS-Cuyahoga Inc. and CSAHS/UHHS-Canton Inc.) 7.50%, 1/1/2030	7,000,000	7,789,180
Hospital Improvement Revenue (The Metrohealth Systems Project) 6.15%, 2/15/2009	3,115,000 [a]	3,404,570
Hamilton County, Sales Tax Zero Coupon, 12/1/2025 (Insured; AMBAC)	14,865,000	5,666,835
Mahoning County, HR (Forum Health Obligation Group)		
6%, 11/15/2032	2,500,000	2,654,425
Ohio Water Development Authority, Pollution Control Facilities Revenue (Cleveland Electric)		
6.10%, 8/1/2020 (Insured; ACA)	7,300,000	7,602,220
Oklahoma−2.2%		
Holdenville Industrial Authority, Correctional Facility Revenue:		
6.60%, 7/1/2006	2,045,000 [a]	2,133,283
6.70%, 7/1/2006	4,625,000 [a]	4,827,714
McGee Creek Authority, Water Revenue		
6%, 1/1/2013 (Insured; MBIA)	6,025,000	6,687,810

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Oregon−.9%		
Klamath Falls, Electric Revenue (Senior Lien-Klamath Cogen) 6%, 1/1/2025	2,200,000	1,876,930
Portland, Sewer Systems Revenue 5.75%, 8/1/2010 (Insured; FGIC)	3,500,000 a	3,844,540
Pennsylvania−4.1%		
Allegheny County Sanitation Authority, Sewer Revenue 5.375%, 12/1/2007 (Insured; MBIA)	13,700,000 a	14,543,920
Butler County Industrial Development Authority, Health Care Facilities Revenue (Saint John Care Center) 5.85%, 4/20/2036 (Collateralized; GNMA)	4,210,000	4,467,568
Montgomery County Higher Education and Health Authority, Revenue (First Mortgage−AHF/Montgomery, Inc.) 10.50%, 9/1/2020	3,075,000	3,113,899
Montgomery County Industrial Development Authority, Mortgage Revenue (Whitemarsh Continuing Care) 6.125%, 2/1/2028	1,500,000	1,559,385
Pennsylvania Economic Development Financing Authority, Exempt Facilities Revenue (Reliant Energy) 6.75%, 12/1/2036	2,000,000	2,142,160
Rhode Island−1.0%		
Providence, Special Tax Increment Obligation 6.65%, 6/1/2016	3,895,000	4,020,925
Rhode Island Health and Educational Building Corp., Revenue (Higher Education Facility) 5.50%, 9/15/2024 (Insured; AMBAC)	2,000,000	2,186,940
South Carolina−1.7%		
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow) 8.04%, 12/1/2028	5,450,000 b,c	6,210,657
Greenville Hospital System, Hospital Facilities Revenue 5.50%, 5/1/2026 (Insured; AMBAC)	4,385,000	4,739,220
Tennessee−1.5%		
Memphis Center Revenue Finance Corp., Sports Facility Revenue (Memphis Redbirds) 6.50%, 9/1/2028	8,000,000	8,113,200

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Tennessee (continued)		
Shelby County Health Educational and Housing Facilities Board, MFHR (Cameron) 7.25%, 7/1/2023	2,685,000 d	1,611,000
Texas−5.0%		
Alliance Airport Authority, Special Facilities Revenue (Federal Express Corp.) 6.375%, 4/1/2021	5,040,000	5,191,452
Austin Convention Enterprises Inc., Hotel Revenue (Convention Center) 6.70%, 1/1/2028	5,000,000	5,344,650
Dallas-Fort Worth International Airport: Facility Improvement Corp. Revenue (American Airlines Inc.) 7.25%, 11/1/2030	10,000,000	7,264,200
Joint Revenue 5.50%, 11/1/2021 (Insured; FSA)	3,000,000	3,203,220
Sabine River Authority, PCR (TXU Energy Company LLC) 6.15%, 8/1/2022	2,995,000	3,268,893
Texas Turnpike Authority, Central Texas Turnpike System Revenue 5.75%, 8/15/2038 (Insured; AMBAC)	3,500,000	3,865,155
Wichita Falls, Water and Sewer Revenue 5.375%, 8/1/2024 (Insured; AMBAC)	3,000,000	3,209,820
Utah−1.3%		
Carbon County, SWDR (Sunnyside Cogeneration-A) 7.10%, 8/15/2023	8,039,000	8,023,324
Virginia−.8%		
Tobacco Settlement Financing Corp. of Virginia (Asset Backed) 5.625%, 6/1/2037	5,000,000	5,111,200
Washington−2.1%		
Washington Public Power Supply System, Revenue (Nuclear Project Number 3) 7.125%, 7/1/2016 (Insured; MBIA)	10,425,000	12,973,287
West Virginia−.9%		
West Virginia, State Road 5.75%, 6/1/2010 (Insured; MBIA)	2,500,000 a	2,760,000
West Virginia Hospital Finance Authority, HR (Charleston Area Medical Center) 6%, 9/1/2010	2,440,000 a	2,696,542

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Wisconsin–3.3%		
Badger Tobacco Asset Securitization Corp., Tobacco Settlement Revenue 7%, 6/1/2028	13,350,000	14,922,496
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Health Care) 6.40%, 4/15/2033	5,500,000	5,994,505
Wyoming–.4%		
Wyoming Student Loan Corp., Student Loan Revenue 6.25%, 6/1/2029	2,500,000	2,659,250
U.S. Related–2.0%		
Children's Trust Fund of Puerto Rico, Tobacco Settlement Revenue, Asset Backed Bonds:		
Zero Coupon, 5/15/2050	20,000,000	1,231,200
Zero Coupon, 5/15/2055	10,000,000	332,500
Commonwealth of Puerto Rico:		
5.65%, 7/1/2015 (Insured; MBIA)	4,000,000	4,523,560
Public Improvement 5.25%, 7/1/2013 (Insured; MBIA)	6,000,000	6,588,240
Total Long-Term Municipal Investments (cost $571,466,877)		**600,719,926**

Short-Term Municipal Investments–3.0%		
Louisiana–1.2%		
New Orleans, Sewerage Service, BAN 3%, 7/26/2006	7,500,000	7,410,750
Maryland–.3%		
Maryland Economic Development Corp., Multi-Modal Revenue (United States Pharmacopeial Project) 2.73% (Insured; AMBAC and Liquidity Facility; Bank of America)	2,050,000 e	2,050,000

Short-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Ohio−.4%		
Montgomery County, Revenue (Miami Valley Hospital) 2.72% (Liquidity Facility; National City Bank)	2,900,000 e	2,900,000
Oklahoma−.2%		
Oklahoma Industries Authority, Revenue (Obligated Group consisting of INTEGRIS Baptist Medical Center, Inc., INTEGRIS South Oklahoma City Hospital Corp. and INTEGRIS Rural Health, Inc.) 2.72% (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	1,000,000 e	1,000,000
Wyoming−.9%		
Platte County, PCR (Tri-State Generation and Transmission Association, Inc. Project) 2.73%	5,550,000 e	5,550,000
Total Short-Term Municipal Investments (cost $18,913,750)		**18,910,750**
Total Investments (cost $590,380,627)	**98.4%**	**619,630,676**
Cash and Receivables (Net)	**1.6%**	**10,337,919**
Net Assets	**100.0%**	**629,968,595**

Summary of Abbreviations

ACA	American Capital Access	**GIC**	Guaranteed Investment Contract
AGC	ACE Guaranty Corporation	**GNMA**	Government National Mortgage Association
AGIC	Asset Guaranty Insurance Company	**GO**	General Obligation
AMBAC	American Municipal Bond Assurance Corporation	**HR**	Hospital Revenue
ARRN	Adjustable Rate Receipt Notes	**IDB**	Industrial Development Board
BAN	Bond Anticipation Notes	**IDC**	Industrial Development Corporation
BIGI	Bond Investors Guaranty Insurance	**IDR**	Industrial Development Revenue
BPA	Bond Purchase Agreement	**LOC**	Letter of Credit
CGIC	Capital Guaranty Insurance Company	**LOR**	Limited Obligation Revenue
		LR	Lease Revenue
CIC	Continental Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
CIFG	CDC Ixis Financial Guaranty		
CMAC	Capital Market Assurance Corporation	**MFHR**	Multi-Family Housing Revenue
		MFMR	Multi-Family Mortgage Revenue
COP	Certificate of Participation	**PCR**	Pollution Control Revenue
CP	Commercial Paper	**RAC**	Revenue Anticipation Certificates
EDR	Economic Development Revenue	**RAN**	Revenue Anticipation Notes
EIR	Environmental Improvement Revenue	**RAW**	Revenue Anticipation Warrants
		RRR	Resources Recovery Revenue
FGIC	Financial Guaranty Insurance Company	**SAAN**	State Aid Anticipation Notes
		SBPA	Standby Bond Purchase Agreement
FHA	Federal Housing Administration	**SFHR**	Single Family Housing Revenue
FHLB	Federal Home Loan Bank	**SFMR**	Single Family Mortgage Revenue
FHLMC	Federal Home Loan Mortgage Corporation	**SONYMA**	State of New York Mortgage Agency
		SWDR	Solid Waste Disposal Revenue
FNMA	Federal National Mortgage Association	**TAN**	Tax Anticipation Notes
		TAW	Tax Anticipation Warrants
FSA	Financial Security Assurance	**TRAN**	Tax and Revenue Anticipation Notes
GAN	Grant Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		AAA		AAA	40.3
AA		Aa		AA	13.8
A		A		A	14.7
BBB		Baa		BBB	15.4
BB		Ba		BB	1.8
B		B		B	.8
CCC		Caa		CCC	1.8
F1		MIG1/P1		SP1/A1	2.6
Not Rated[f]		Not Rated[f]		Not Rated[f]	8.8
					100.0

† *Based on total investments.*

[a] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Inverse floater security—the interest rate is subject to change periodically.*

[c] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2005, these securities amounted to $54,810,828 or 8.7% of net assets.*

[d] *Non-income producing security; interest payments in default.*

[e] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[f] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
October 31, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	590,380,627	619,630,676
Cash		101,990
Interest receivable		11,039,259
Receivable for shares of Beneficial Interest subscribed		20,993
Prepaid expenses		43,012
		630,835,930
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		431,366
Payable for shares of Beneficial Interest redeemed		337,838
Accrued expenses		98,131
		867,335
Net Assets ($)		**629,968,595**
Composition of Net Assets ($):		
Paid-in capital		669,956,388
Accumulated undistributed investment income–net		32,839
Accumulated net realized gain (loss) on investments		(69,270,681)
Accumulated net unrealized appreciation (depreciation) on investments		29,250,049
Net Assets ($)		**629,968,595**

Net Asset Value Per Share

	Class A	Class B	Class C	Class Z
Net Assets ($)	265,857,867	18,034,926	9,402,101	336,673,701
Shares outstanding	20,539,080	1,392,710	725,277	26,008,383
Net Asset Value Per Share ($)	**12.94**	**12.95**	**12.96**	**12.94**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended October 31, 2005 (Unaudited)

Investment Income ($):	
Interest Income	**17,743,922**
Expenses:	
Management fee—Note 3(a)	1,800,797
Shareholder servicing costs—Note 3(c)	965,314
Distribution fees—Note 3(b)	85,117
Registration fees	37,843
Custodian fees	29,386
Professional fees	24,973
Trustees' fees and expenses—Note 3(d)	3,589
Loan commitment fees—Note 2	2,815
Miscellaneous	13,129
Total Expenses	**2,962,963**
Less—reduction in management fee due to undertaking	(4,275)
Less—reduction in custody fees due to earnings credits—Note 1(b)	(771)
Net Expenses	**2,957,917**
Investment Income—Net	**14,786,005**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	2,257,496
Net realized gain (loss) on financial futures	(194,831)
Net Realized Gain (Loss)	**2,062,665**
Net unrealized appreciation (depreciation) on investments (including $107,181 net unrealized appreciation on financial futures)	(10,494,655)
Net Realized and Unrealized Gain (Loss) on Investments	**(8,431,990)**
Net Increase in Net Assets Resulting from Operations	**6,354,015**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30, 2005
Operations ($):		
Investment income–net	14,786,005	23,070,862
Net realized gain (loss) on investments	2,062,665	5,274,180
Net unrealized appreciation (depreciation) on investments	(10,494,655)	3,186,442
Net Increase (Decrease) in Net Assets Resulting from Operations	**6,354,015**	**31,531,484**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(6,231,363)	(13,068,198)
Class B shares	(396,006)	(992,193)
Class C shares	(178,651)	(379,857)
Class Z shares	(7,965,599)	(8,690,419)
Total Dividends	**(14,771,619)**	**(23,130,667)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	6,523,367	15,995,280
Class B shares	774,762	1,201,970
Class C shares	633,576	818,911
Class Z shares	5,788,762	8,745,394
Net assets received in connection with reorganization–Note 1	–	360,805,920
Dividends reinvested:		
Class A shares	3,925,506	8,094,642
Class B shares	218,713	551,772
Class C shares	103,402	225,496
Class Z shares	5,320,498	5,759,846
Cost of shares redeemed:		
Class A shares	(20,661,603)	(44,366,426)
Class B shares	(3,912,253)	(10,620,323)
Class C shares	(366,832)	(3,373,864)
Class Z shares	(20,125,496)	(25,890,773)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(21,777,598)**	**317,947,845**
Total Increase (Decrease) in Net Assets	**(30,195,202)**	**326,348,662**
Net Assets ($):		
Beginning of Period	660,163,797	333,815,135
End of Period	**629,968,595**	**660,163,797**
Undistributed investment income–net	32,839	–

	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30, 2005
Capital Share Transactions:		
Class A[a]		
Shares sold	496,204	1,238,023
Shares issued for dividends reinvested	298,758	622,551
Shares redeemed	(1,570,376)	(3,422,128)
Net Increase (Decrease) in Shares Outstanding	**(775,414)**	**(1,561,554)**
Class B[a]		
Shares sold	58,912	92,084
Shares issued for dividends reinvested	16,635	42,468
Shares redeemed	(297,581)	(819,430)
Net Increase (Decrease) in Shares Outstanding	**(222,034)**	**(684,878)**
Class C		
Shares sold	48,265	63,516
Shares issued for dividends reinvested	7,858	17,324
Shares redeemed	(27,872)	(261,444)
Net Increase (Decrease) in Shares Outstanding	**28,251**	**(180,604)**
Class Z		
Shares sold	440,866	666,944
Shares issued in connection with reorganization−Note 1	–	27,563,477
Shares issued for dividends reinvested	404,977	439,945
Shares redeemed	(1,531,326)	(1,976,500)
Net Increase (Decrease) in Shares Outstanding	**(685,483)**	**26,693,866**

[a] *During the period ended October 31, 2005, 104,229 Class B shares representing $1,375,808 were automatically converted to 104,334 Class A shares and during the period ended April 30, 2005, 352,639 Class B shares representing $4,574,649 were automatically converted to 352,748 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30, 2005	2004	2003	2002 a	2001
Per Share Data ($):						
Net asset value, beginning of period	13.12	12.81	13.04	12.99	13.14	12.75
Investment Operations:						
Investment income—net	.30b	.59b	.60b	.65b	.68b	.66
Net realized and unrealized gain (loss) on investments	(.18)	.31	(.24)	.04	(.15)	.39
Total from Investment Operations	.12	.90	.36	.69	.53	1.05
Distributions:						
Dividends from investment income—net	(.30)	(.59)	(.59)	(.64)	(.68)	(.66)
Net asset value, end of period	12.94	13.12	12.81	13.04	12.99	13.14
Total Return (%)c	.89d	7.18	2.80	5.45	4.13	8.42
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.91e	.93	.93	.94	.92	.98
Ratio of net expenses to average net assets	.91e	.92	.93	.94	.92	.98
Ratio of net investment income to average net assets	4.51e	4.54	4.57	4.95	5.20	5.09
Portfolio Turnover Rate	20.76d	48.30	91.43	92.94	49.90	58.03
Net Assets, end of period ($ x 1,000)	265,858	279,612	293,083	321,936	361,701	349,345

a   As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 5.19% to 5.20%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

b   Based on average shares outstanding at each month end.

c   Exclusive of sales charge.

d   Not annualized.

e   Annualized.

See notes to financial statements.

Class B Shares	Six Months Ended October 31, 2005 (Unaudited)	2005	Year Ended April 30, 2004	2003	2002[a]	2001
Per Share Data ($):						
Net asset value, beginning of period	13.12	12.82	13.05	12.99	13.14	12.76
Investment Operations:						
Investment income—net	.26[b]	.52[b]	.53[b]	.58[b]	.61[b]	.60
Net realized and unrealized gain (loss) on investments	(.17)	.31	(.23)	.06	(.15)	.38
Total from Investment Operations	.09	.83	.30	.64	.46	.98
Distributions:						
Dividends from investment income—net	(.26)	(.53)	(.53)	(.58)	(.61)	(.60)
Net asset value, end of period	12.95	13.12	12.82	13.05	12.99	13.14
Total Return (%)[c]	.71[d]	6.64	2.20	5.00	3.60	7.93
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.42[e]	1.44	1.44	1.44	1.43	1.49
Ratio of net expenses to average net assets	1.42[e]	1.44	1.44	1.44	1.43	1.49
Ratio of net investment income to average net assets	3.99[e]	4.02	4.06	4.44	4.69	4.63
Portfolio Turnover Rate	20.76[d]	48.30	91.43	92.94	49.90	58.03
Net Assets, end of period ($ x 1,000)	18,035	21,192	29,471	43,022	43,092	47,026

[a] As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.68% to 4.69%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

[d] Not annualized.

[e] Annualized.

See notes to financial statements.

Class C Shares	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30,				
		2005	2004	2003	2002 a	2001
Per Share Data ($):						
Net asset value, beginning of period	13.14	12.83	13.06	13.01	13.16	12.77
Investment Operations:						
Investment income−net	.25b	.49b	.50b	.55b	.57b	.57
Net realized and unrealized gain (loss) on investments	(.18)	.32	(.23)	.05	(.14)	.39
Total from Investment Operations	.07	.81	.27	.60	.43	.96
Distributions:						
Dividends from investment income−net	(.25)	(.50)	(.50)	(.55)	(.58)	(.57)
Net asset value, end of period	12.96	13.14	12.83	13.06	13.01	13.16
Total Return (%) c	.52d	6.40	2.06	4.67	3.35	7.63
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.64e	1.66	1.66	1.67	1.66	1.72
Ratio of net expenses to average net assets	1.64e	1.66	1.66	1.67	1.66	1.72
Ratio of net investment income to average net assets	3.78e	3.81	3.84	4.18	4.45	4.36
Portfolio Turnover Rate	20.76d	48.30	91.43	92.94	49.90	58.03
Net Assets, end of period ($ x 1,000)	9,402	9,158	11,261	13,330	9,544	4,035

[a] As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.42% to 4.45%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

[d] Not annualized.

[e] Annualized.

See notes to financial statements.

Class Z Shares	Six Months Ended October 31, 2005 (Unaudited)	Year Ended April 30, 2005[a]
Per Share Data ($):		
Net asset value, beginning of period	13.12	13.09
Investment Operations:		
Investment income—net[b]	.30	.32
Net realized and unrealized gain (loss) on investments	(.18)	.03
Total from Investment Operations	.12	.35
Distributions:		
Dividends from investment income—net	(.30)	(.32)
Net asset value, end of period	12.94	13.12
Total Return (%)[c,d]	.92	2.71
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets[e]	.78	.88
Ratio of net expenses to average net assets[e]	.78	.86
Ratio of net investment income to average net assets[e]	4.23	4.49
Portfolio Turnover Rate[d]	20.76	48.30
Net Assets, end of period ($ x 1,000)	336,674	350,202

[a] *From October 14, 2004 (commencement of initial offering) to April 30, 2005.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

[e] *Annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Municipal Bond Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Bank, N.A, which is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

As of the close of business on October 13, 2004, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's Board of Trustees, all of the assets, subject to the liabilities, of General Municipal Bond Fund, Inc. were transferred to the fund. Shareholders of General Municipal Bond Fund, Inc. received Class Z shares of the fund, in an amount equal to the aggregate net asset value of their investment in General Municipal Bond Fund, Inc. at the time of the exchange. The net asset value of the fund's Class Z shares at the close of business on October 13,2004, after the reorganization, was $13.09 per share, and a total of 27,563,477 Class Z shares representing net assets of $360,805,920 (including $24,179,912 net unrealized appreciation on investments) were issued to General Municipal Bond Fund, Inc. shareholders in the exchange. The exchange was a tax-free event to shareholders.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B, Class C and Class Z. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class Z shares are sold at net asset value per share generally only to shareholders who received Class Z shares in exchange for their shares of General Municipal Bond Fund Inc. as a result of the reorganization of such fund. Class Z shares generally are not available for new accounts. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $71,486,216 available for federal income taxes to be applied against future net securities profits, if any, realized subsequent to April 30, 2005. The amount of this loss which can be utilized in subsequent years is subject to an annual

limitation due to the fund's merger with General Municipal Bond Fund, Inc. If not applied, $9,421,592 of the carryover expires in fiscal 2007, $17,253,564 expires in fiscal 2008, $9,553,959 expires in fiscal 2009, $17,083,173 expires in fiscal 2010, $10,384,676 expires in fiscal 2011 and $7,789,252 expires in fiscal 2012.

The tax character of all distributions paid to shareholders during the fiscal year ended April 30, 2005 was as follows: tax exempt income $23,130,667. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended October 31, 2005, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly. The Manager has contractually agreed to waive receipt of its fees and/or assume the expenses of the fund's Class Z shares, until at least April 30, 2006, so that, the total annual operating expenses of the fund's Class Z shares (exclusive of taxes, brokerage commissions, interest, commitment fees on borrowings and extraordinary expenses) do not exceed .87%. The reduction in expenses, pursuant to the undertaking, amounted to $4,275, during the period ended October 31, 2005.

During the period ended October 31, 2005, the Distributor retained $7,056 from commissions earned on sales of the fund's Class A shares, and $18,939 and $228 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2005, Class B and Class C shares were charged $49,624 and $35,493, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class Z shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets of Class A, Class B and Class C shares and .20% of the value of the average daily net assets of Class Z shares, for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2005, Class A, Class B, Class C and Class Z shares were charged $345,715, $24,812, $11,831 and $348,949 respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2005, the fund was charged $163,120 pursuant to the transfer agency agreement.

During the period ended October 31, 2005, the fund was charged $1,851 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees

$296,204, Rule 12b-1 distribution plan fees $13,658, shareholder services plan fees $120,265 and chief compliance officer fees $1,239.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) A .10% redemption fee is charged and retained by the fund on certain Class Z shares redeemed within thirty days of their issuance.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2005, amounted to $133,509,316 and $168,902,387, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains and losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. At October 31, 2005, there were no financial futures contracts outstanding.

At October 31, 2005, accumulated net unrealized appreciation on investments was $29,250,049, consisting of $32,953,281 gross unrealized appreciation and $3,703,232 gross unrealized depreciation.

At October 31, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the Board of Trustees held on August 2 and 3, 2005, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The presentation included a detailed summary of the services provided to Dreyfus-managed mutual funds by each business unit within the Manager. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the Fund's performance, management fee and expense ratios and placed significant emphasis on comparisons to a group of comparable funds and Lipper category averages, as applicable. The group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the fund. The Board members discussed the results of the comparisons for various periods ended June 30, 2005, and noted that the fund's income performance was higher than the comparison group averages for the 3-, 5- and 10-year periods, but was slightly lower for the 1-year period, and that the fund's income performance was higher than the Lipper category averages for all reported periods. The Board also noted that the fund's total return was higher than the comparison group and Lipper category averages for the 1-year period, but was lower than the comparison group and Lipper category averages for the 3-, 5- and 10-year periods. The Board also noted that the fund's income performance and total return were in Lipper's 1st quartile for the more recent 3- and 6-month periods. The Board members discussed with representatives of the Manager the reasons for the fund's underperformance in total return compared to the comparison group and Lipper category averages for the 3-, 5- and 10-year periods and were satisfied with the Manager's efforts to improve the fund's total return. The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios for the funds in the comparison group. The Board members noted that the fund's management fee was slightly higher than the fund's comparison group average, and that the fund's total expense ratio was higher than the fund's comparison group average, but was lower than the Lipper category average.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies, and strategies, and in the same Lipper category, as the fund (the "Similar Funds"). The Manager's representatives explained the nature of the Similar Funds and the difference from the Manager's perspective, in management of the Similar Funds as compared to managing and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed the differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance and the services provided; it was noted that the Similar Funds had higher management fees than the fee borne by the fund. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's advisory fee. The Manager's representatives noted that there were no institutional or wrap fee separate accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect economies of scale for the benefit of fund shareholders. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each of the Trustees expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.
- The Board was generally satisfied with the fund's overall performance and with the Manager's efforts to improve the fund's total return.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

NOTES

For More Information

**Dreyfus Premier
Municipal Bond Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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